Industrias Bachoco Announces First Quarter 2012 Results

CELAYA, Mexico, May 2, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter of 2012 ("1Q12"). All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal Mexican pesos.

Highlights

  Bachoco reported the highest net sales for a first quarter in the Company's history; this figure rose 54.5% in 1Q12 vs. 1Q11.
  The Company's EBITDA margin reached 11.0% for 1Q12, higher than the 5.5% in 1Q11.
  In 1Q12, the Company reported earnings per share of Ps. 1.10, compared to Ps. 0.26 in 1Q11.

	First Quarter
In millions of pesos	1Q11	1Q12	Var.
Net sales	Ps. 6,042.3	Ps. 9,337.6	54.5%
Cost of sales	5,179.0	7,752.8	49.7%
EBITDA	333.3	1,027.6	208.3%
Net income	154.0	660.6	328.9%
Net income per share (1)	0.26	1.10
(1)In pesos

Comment from the CEO

The Mexican poultry industry demonstrated an adequate balance between supply and demand, with greater stability within the international markets of the main raw materials and an appreciation of the Mexican peso ("peso") against the U.S. dollar ("dollar").

"During the first quarter we observed a strong demand for chicken and eggs in the Mexican market, which allowed us to close the gap in prices following the sharp increases in raw material costs in recent quarters. As a result, we had increases in sales across all our business lines, and when combined with the additional sales generated from our operation in the United States, Bachoco achieved record first quarter sales.

In the first quarter of 2012, we achieved positive results in the Company's operations in Mexico and the U.S., reaching an EBITDA of Ps. 1,027.6 million, an EBITDA margin of 11.0%, derived from the aforementioned external factors and the continuous efforts to improve efficiency, productivity and the marketing efforts of our staff", commented Rodolfo Ramos, Chief Executive Officer.

Recent Events

  During the Annual Ordinary Shareholders' Meeting held on April 25, 2012, the Board of Directors approved a cash dividend payment in the amount of Ps. 0.50 per share (Ps. 6.00 per ADS), which will be paid in two equal installments, the first on May 17 and the second on July 12 of 2012.

  Beginning in 1Q12, Bachoco has adopted International Financial Reporting Standard ("IFRS") to comply with the new regulation set forth by the Mexican Banking and Securities Commission.

Operating Results

The Company continued experiencing increases in net sales, with greater sales throughout all its business lines during 1Q12.

During 1Q12 there was a more steady supply of chicken products in Bachoco's key markets. This factor, coupled with the integration of OK Industries into Bachoco's sales in Mexico, lead to a 54.5% increase in net sales compared to the same period of 2011.

	First Quarter
In millions of pesos	1Q11	1Q12	Var.
Net Sales	Ps. 6,042.3	Ps. 9,337.6	54.5%
Net sales in México	6,042.3	7,469.0	23.6%
Net sales in the U.S.	0.0	1,868.6	100.0%

The Company's 1Q12 net sales totaled Ps. 9,337.6 million, representing a 54.5% increase over the Ps. 6,042.3 million reported in 1Q11.

During the first quarter, chicken product sales grew to Ps. 7,894.4 million, which represented 84.5% of the Company's net sales. This increase in chicken sales resulted from a 21.0% increase in chicken prices and a 33.1% growth in volume of chicken sold.

From total chicken sales, 76.3% was sold in Mexico and 23.7% at Bachoco's U.S. operation.

Table egg sales in 1Q12 totaled Ps. 634.5 million, which represented 6.8% of the Company's net sales. Egg sales rose 29.2% compared to 1Q11, as a result of a 19.8% increase in prices and a 7.9% rise in volume sold. Increase in sales stemmed from the reinstallation of production capacity within Bachoco's farms in Mexicali, which had dropped as a result of the earthquake that affected its facilities in 2010.

Bachoco's balanced feed business line, which was third in revenue generation accounted for 4.8% of net sales. During 1Q12 balanced feed sales totaled Ps. 441.2 million, up 4.2% when compared to 1Q11.

The line item "other business lines" includes swine, turkey and beef value-added products, as well as by-products. During 1Q12, other business line sales totaled Ps. 367.5 million, which was a 61.7% increase compared to 1Q11 and represented 3.9% of the Company's net sales.

	First Quarter
In millions of pesos	1Q11	1Q12	Var.
Cost of sales	Ps. 5,179.0	Ps. 7,752.8	49.7%

EBITDA	333.3	1,027.6	208.3%
EBITDA margin	5.5%	11.0%
Comprehensive financial income	29.3	71.3	143.6%
Net income	154.0	660.6	328.9%
Net income per share (pesos)	0.26	1.10

Cost of sales increased 49.7% during 1Q12, when compared to 1Q11. Costs remained high but stable compared to previous quarters, combined with increases in volume and operating costs for in Bachoco's U.S. operations.

EBITDA for 1Q12 reached Ps. 1,027.6 million with a margin of 11.0%, compared to an EBITDA of Ps. 333.3 million with a margin of 5.5% reported in 1Q11.

The integral comprehensive financial income registered a gain of Ps. 71.3 million in 1Q12, 143.6% higher than the gain of Ps. 29.3 million generated in 1Q11, mainly due to exchange rate gain.

Net income tax for 1Q12 totaled Ps. 185.5 million.

Net income was Ps. 660.6 million in 1Q12 (Ps. 1.10 pesos per share, Ps. 13.2 pesos per ADS), compared to a net income of Ps. 154.0 (Ps. 0.26 pesos per share, Ps.3.1 pesos per ADS) reported in 1Q11.

Liquidity and Debt

	In millions of pesos
	As of December 31 2011,	As of March 31, 2012	Var.
Cash and equivalents	Ps. 3,036.4	Ps.4,205.7	38.5%
Short-term debt	1,453.0	1,395.7	-3.9%
Long-term debt	384.4	378.7	-1.5%

The Company's financial structure remained solid; cash and equivalents as of March 31, 2012, totaled Ps. 4,205.7 million, 38.5% higher than the Ps. 3,036.4 million reported as of December 31, 2011.

As of March 31, 2012, short-term and long-term debt totaled Ps. 1,774.4 million, a 3.4% decrease, when compared to Ps. 1,837.4 million reported as of December 31, 2011.

Total CAPEX for 1Q12 reached Ps. 170.7 million, mainly allocated towards productivity projects and replacement of transportation equipment.

Derivative Contracts

Bachoco entered into several short-term derivative transactions to provide more stability in the purchasing of corn, soybean meal and U.S. dollars. During the first quarter Bachoco utilized Futures and Options contracts including: in Forwards, Knockout Calls, Knockout Forwards and Puts. For more detail, see attached tables.

Stock Information

As of March, 31, 2012
Total Shares (thousands)	600,000
Total free float	17.25%
Total shares in treasury	3,258,981
Market cap (million pesos)	13,500
	BMV*	NYSE**
Ticker Symbol	Bachoco	IBA
Closing price	22.50	21.06
*Trading in the Mexican Stock Exchange, in Mexican pesos per share
**Trading in the New York Stock Exchange, in U.S. dollars per ADR; ADR is equal to 12 shares

Effects of Adopting International Financial Reporting Standards (IFRS)

In January, 2009, the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores "CNBV") revised its "General Provisions applicable to Securities Issuers and other Securities Market Participants" to require that certain public entities reporting financial information through the Mexican Stock Exchange ("BMV"), beginning 2012 are mandatorily required to prepare and report their financial information under International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

In this regard, beginning on January 1, 2012 the Company adopted the IFRS´s framework to prepare its consolidated financial statements according to the aforementioned requirements. Brief descriptions of the main changes of the Company's accounting policies impacted by the IFRS adoption are listed below:

  Property, Plant and Equipment- The Company has taken the "Deemed Cost" option at the transition date by applying the fair value option for certain property, plant and equipment at December, 2011, according to IFRS 1 "First time adoption of International Financial Reporting Standards" ,D5.
  Employee Benefits- Severance accrual has been written-off since such liability does not meet the requirement required by the accounting standard IAS 19 "Employee Benefits".
  Stockholders' equity – The adjustment that were recognized at the transition date were accounted for against retained earnings.
  Inflation effects- According to IAS 29 "Financial Reporting in Hyperinflationary Economies", accumulated inflation effects recognized in periods that do not qualify as hyperinflationary in accordance with IFRS were eliminated from the equity accounts against retained earnings, such as capital stock, additional paid-in-capital, and reserve for repurchase of shares.
  Deferred Income Tax- Deferred income taxes were accounted for the adjustments that were initially recognized in the financial statements caption at the transition date to IFRS.

The following chart demonstrates the best estimate of the amounts from significant changes in key financial statement items resulting from the adoption of IFRS as of January 1, 2012 (transition date). The figures are presented in millions of pesos.

January 1, 2012	IFRS DEC 2011%		MEX FRS DEC 2011%		Var.
ASSETS
Cash and investments	$3,036.4	12.4%	3,036.4	13.1%	0
Other current assets	3,044.3	12.4%	2,987.3	-	-57.0
Inventories	5,809.4	23.7%	5,856.1	25.3%	-46.7
Total current assets	$11,890.0	48.6%	11,879.8	51.3%	10.2

Fixed assets	$11,754.8	48.0%	10,440.3	45.1%	1,314.5
Other assets	364.6	1.5%	364.6	1.6%	0
Deferred assets	475.0	1.9%	485.2	2.1%	-10.2
TOTAL ASSETS	$24,484.4	100.0%	2,3169.9	100.0%	1,314.5

LIABILITIES
Current liabilities	$3,023.5	12.3%	2,910.0	12.9%	-113.5
Short-term debt	1,453.0	5.9%	1,453.0	6.3%	0
Total current liabilities	$4,476.5	18.3%	4,453.0	19.2%	-152.7

Long-term debt	384.4	1.6%	384.4	1.7%	0
Deferred liabilities	2,482.1	10.1%	1,921.3	8.3%	560.8
Other long-term debt	58.3	0.2%	142.1	0.6%	-83.8
Total non-current liabilities	$2,924.8	11.9%	2,447.8	10.6%	477.0
TOTAL LIABILITIES	$7,401.3	30.2%	6,900.8	29.8%	500.5

EQUITY
Total equity	$17,083.1	69.8%	16,269.1	70.2%	840.0

TOTAL LIABILITIES + EQUITY	$24,484.4		$23,169.9		$1,314.5

Other Information:

As of the date of this report, Grupo Bursatil Mexicano (or "GBM") and BBV Bancomer are the independent analysts of the Company.

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and one of the top ten poultry producers worldwide. Bachoco's sales include chicken, table eggs, balanced feed, turkey, beef and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato. Bachoco operates more than 1000 facilities, with 64 distribution centers in Mexico and the U.S. as well as a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges since 1997. The Company post around $2 billion dollars in sales at year.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statement of Income
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
			U.S. Dollar (1)
In million of pesos as of March 31:	1Q-2011	1Q-2012	1Q-2012
Net sales	$ 6,042	$ 9,338	$ 729
Cost of sales	5,179	7,753	606
Gross profit	863	1,585	124
Selling, general and administrative expenses	677	801	63
Other income (expense) net	(29)	(6)	(0)
Operating income	157	777	61
Operating margin	2.6%	8.3%	8.3%
Comprehensive financing (cost) income	29	71	6
Financial income	50	17	1
Financial expense	(20)	54	4
Income before income tax, asset tax	186	849	66
Total income taxes	31	186	14
Income tax, asset tax	106	132	10
Deferred income taxes	(75)	53	4
Net income	154	661	52
Net income per share (EPS)	0.26	1.10	0.09
weighted average shares outstanding	600	600	600

EBITDA Result	333.31	1,027.56	80.3
EBITDA margin	5.5%	11.0%	11.0%

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.80.
Source: Mexico's National Bank, as of March 31, 2012.

Consolidated Statement of Financial Position
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
			U.S. Dollar
	As of	As of	As of
	December 31,	March 31,	March 31,
In million of pesos	2011	2012	2012 (1)
ASSETS
Cash and cash equivalents	$ 3,036	$ 4,206	$ 328
Total accounts receivable	2,333	1,836	143
Inventories	5,809	5,135	401
Other current assets	712	731	57
Total current assets	11,890	11,908	930
Net property, plant and equipment	11,755	11,525	900
Other non current assets	840	638	50
TOTAL ASSETS	$ 24,484	$ 24,070	$ 1,880

LIABILITIES
Notes payable to banks	1,453	1,396	109
Accounts payable	2,422	1,856	145
Other taxes payable and other accruals	602	589	46
Total current liabilities	4,477	3,841	300
Long-term debt	384	379	30
Other non current liabilities	58	71	6
Deferred income taxes	2,482	2,305	180
Total long-term liabilities	2,925	2,755	215
TOTAL LIABILITIES	$ 7,401	$ 6,596	$ 515

STOCKHOLDERS' EQUITY
Capital stock	1,393	1,390	109
Commission in shares issued	459	459	36
Repurchased shares	93	35	3
Retained earnings	15,014	14,623	1,142
Others accounts	64	904	71
Total majority stockholder's equity	17,023	17,411	1,360
Minority interest	60	63	5
TOTAL STOCKHOLDERS' EQUITY	$ 17,083	$ 17,474	$ 1,365

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,484	$ 24,070	$ 1,880

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.80.
Source: Mexico's National Bank, as of March 31, 2012.

Consolidated Statement of Cash Flows
Industrias Bachoco, S.A.B. de C.V.
-Unaudited-
		U.S. Dollar
	As of	As of
	March 31,	March 31,
In million of pesos	2012 (1)	2012

NET MAJORITY INCOME BEFORE INCOME TAX	849	66
ITEMS THAT DO NOT REQUIRE CASH:	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	230	18
Depreciation and others	250	20
Income (loss) on sale of plant and equipment	27	2
Other Items	(47)	(4)
ITEMS RELATING TO FINANCING ACTIVITIES:	17	1
Interest income (expense)	17	1
Other Items	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	1,096	86
		-
CASH GENERATED OR USED IN THE OPERATION:	1,235	96
Decrease (increase) in accounts receivable	214	17
Decrease (increase) in inventories	1,473	115
Decrease (increase) in accounts payable	(555)	(43)
Decrease (increase) in other liabilities	103	8
		-
NET CASH FLOW FROM OPERATING ACTIVITIES	2,331	182

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	220	17
Acquisition of property, plant and equipment	(171)	(13)
Proceeds from sales of property plant and equipment	6	1
Other Items	385	30

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	2,551	199

FINANCING ACTIVITIES

Net cash provided by financing activities:	(1,382)	(108)
Proceeds from loans	273	21
Principal payments on loans	(347)	(27)
Dividends paid	-	-
Other items	(1,308)	(102)
Change in Worth of Cash and Equivalents	-	-
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	1,169	91
CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	3,036	237
		-
CASH AND INVESTMENTS AT END OF PERIOD	4,206	328

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.80.
Source: Mexico's National Bank, as of March 31, 2012.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2012								Quarter: 1
Table 1

Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required
			1Q-2012	4Q-2011	1Q-2012	4Q-2011
Forwards, knock out forwards and puts.	Hedge and negotiation	$ 442,880	$12.80	$13.97	$ 2,805	$ 1,359	100% en 2012
Futures for corn and Soybean meal	Hedge	$ 29,899	Corn: $6.440 USD/bushel for May 2012, $6,4325 USD/bushel for July 2012 and $5.6325 USD/bushel for September 2012. Soybean meal: $388.7 USD/ton for May 2012.		$ 2,613		$ 2,012	The deals consider the possibility of margin calls but not another kind of guarantee
Options for corn and Soybean meal	Hedge and negotiation	-$ 331	Corn: $6.440 USD/bushel for May 2012.	Corn; $6,464 and 6.546 USD/bushel for March and May 2012 respectively. Soybean meal; $313.1 and 315.8 for March and May 2012, respectively.	-$ 331	$ 1,593	2012
None of the financial instruments exceed 5% of total assets as of March 31, 2012.
The notional value represents the net position as of March 31, 2012 at the exchange rate of Ps.12.80 per USD. A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of March 31, 2012 at the exchange rate of Ps.12.80 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2012								Quarter: 1
Table 2
Type of Financial Instrument	Reasonable Value as of March 31, 2011	Value of the Related Commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards, knock out forwards and puts.*	$ 2,805	$12.48	$ 13.12	$ 13.44	Direct	-$ 7,794	$ 12,961	$ 23,687

		-5%	5%	10%		-5%	5%	10%
		$ 6.1180	$ 6.7620	$ 7.0840
Futures for corn and,		$ 6.1109	$ 6.7541	$ 7.0758
Soybean	$ 2,613	$ 5.3509	$ 5.9141	$ 6.1958		$ 987	$ 4,238	$ 5,864

		$ 369.2650	$ 408.1350	$ 427.5700
The effect will materialize as the inventory is consumed

Options for corn and Soybean meal**	-$ 331					-$ 949	$ 287	$ 905

A negative value means an unfavorable effect for the Company.
* The reference value is the exchange rate of Ps. $12.80 per USD as of March 31, 2012
** The reference value are; Futures of grain for May, July and September 2012,$6.440, $6.4325 and $5.6325 USD/bushel , respectively and for soybean meal 388.7 USD/short ton for May 2012.
Note: even when table set above shows corn and soybean prices for contracts of May, July and September 2012, the effect on the cash flow corresponds to the total positions effects.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

CONTACT: Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco